UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM 12b-25

                                                 Commission File Number 0-27637

                              NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q
             [ ]Form N-SAR
For Period Ended: June 30, 2000

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _______________

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above,  identify the
Items(s) to which the notification relates:____________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of Registrant:  Global Entertainment Holdings/Equities, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):
                       6235 South 90th Street

City, State and Zip Code:  Omaha, Nebraska  68127

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                                   PART II
                          RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The lead accountant in the accounting firm of Schvaneveldt & Company responsible for the preparation of the Company's financial statements developed a serious medical problem. They, as a consequence, experienced a slight delay in the preparation of the Company's financial statements. As a result, the Company fell short of time towards the preparation of the 10-Q. The Company requests an extention to properly complete the Form 10-Q.


                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Steven Abboud         402               331-3189
     ---------------     -----------     --------------------
         (Name)          (Area Code)       (Telephone Number)

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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   Global Entertainment Holdings/Equities, Inc
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 11, 2000
                                            By: /s/ Thomas Hawkins
                                               ---------------------------------
                                                    Thomas Hawkins
                                                  Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.